March 27, 2020

VIA EDGAR

Michelle Miller and Cara Lubit

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Letter dated March 9, 2020 concerning

The Toronto-Dominion Bank

Form 40-F for the Fiscal Year Ended October 31, 2019

Filed December 5, 2019

File No. 001-14446

Dear Ms. Miller and Ms. Lubit:

We are responding to your letter dated March 9, 2020 containing your comments on the Form 40-F for the fiscal year ended October 31, 2019 filed by The Toronto-Dominion Bank (the “Bank”). In that letter, you asked that the Bank respond to the comments contained therein within 10 business days or advise the staff when it will respond. We respectfully advise the staff that the Bank does not expect to be in a position to respond within the 10 business day period in light of recent disruptions caused by the COVID-19 outbreak. The Bank currently expects to respond no later than May 31, 2020. In the meantime, please do not hesitate to contact me at (416) 307-6588 or at riaz.ahmed@tdsecurities.com with any questions.

Sincerely,

/s/ Riaz Ahmed
Chief Financial Officer
The Toronto-Dominion Bank